NEWS RELEASE	ELD No. 11-20
TSX: ELD NYSE: EGO ASX:EAU	December 18, 2011

Eldorado to Acquire European Goldfields and
Create the Leading Growth Oriented Intermediate Gold Producer
(all figures in United States dollars unless otherwise noted)

VANCOUVER, BC – Eldorado Gold Corporation (the “Company” or “Eldorado”) (TSX: ELD, NYSE: EGO, ASX: EAU) today announced that it has entered into a definitive agreement (the “Arrangement Agreement”) with European Goldfields Limited (“European Goldfields”) (TSX: EGU, AIM: EGU) pursuant to which Eldorado has agreed to acquire all of the issued and outstanding common shares of European Goldfields by way of a plan of arrangement (the “Arrangement”) under the Yukon Business Corporations Act.

European Goldfields is a precious metals development company with attributable gold reserves of 9.2 million ounces and multi-stage assets located in Greece, Romania and Turkey.  The company currently operates the Stratoni mine in Greece and is developing the Skouries and Olympias projects in Greece and the Certej project in Romania.  European Goldfields is also partnered with Aktor SA, the largest construction company in Greece.

Under the Arrangement, shareholders of European Goldfields will receive 0.85 Eldorado shares and C$0.0001 in cash per European Goldfields share (the “Exchange Ratio”).  Each outstanding option of European Goldfields shall be exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, Eldorado shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original European Goldfields option.  The total transaction value is approximately C$2.5 billion.

Eldorado’s offer represents:

●	A value of C$13.08 for each European Goldfields common share based on the December 16, 2011 closing price of Eldorado common shares (C$15.39) on the Toronto Stock Exchange
●
A premium of approximately 56.5% to European Goldfields’ 20-day volume weighted average price (“VWAP”) based on the VWAPs of both companies on the Toronto Stock Exchange for the period ending December 5, 2011, the last trading day before European Goldfields announced it had received preliminary approaches

Highlights of the Transaction

●	Creates the premier high growth, low cost intermediate gold producer with a combined market capitalization of approximately C$11 billion
●	Leading growth profile with expected annualized production growth of 30% over the next four years, reaching over 1.5 million ounces of gold production by 2015
●	Strongly enhances Eldorado’s project pipeline and globally diversifies European Goldfields’ existing development projects with high quality mines and near-term producing projects
●	Ability to finance planned growth opportunities with current balance sheet and strong cash flows from existing production
●	Eldorado’s dividend will remain unchanged with enhanced ability for growth as European Goldfields’ development projects are built
●	Exceptional re-valuation opportunity driven by compelling valuation, growth potential, transaction rationale and management track record

“We are extremely pleased to have reached this mutually beneficial transaction with European Goldfields.  Integration of European Goldfields’ business with our own will provide Eldorado with the dominant gold mining business in the Aegean Region and the combined business will constitute the leading low cost, high growth intermediate gold producer globally.  We are particularly pleased to be partnering with Aktor, Greece’s largest construction company, to help ensure effective, safe and timely development of our operations in Greece.” said Paul Wright, President and Chief Executive Officer of Eldorado.

Mr. Wright added, “The combination of our two companies represents a strategic and compelling value proposition, both to the shareholders of European Goldfields and Eldorado and to other stakeholders in Greece.  Eldorado’s proven track record of mine operations and focus on delivering value to investors will ensure a profitable future for the combined company.  Eldorado’s considerable investment in Greece, demonstrated focus on safe, responsible mining and our partnership with Aktor will enable us to develop a constructive and enduring relationship with government and the local communities in which we will operate in Greece.”

Benefits to Eldorado Shareholders

●	Solidifies the company’s position as one of the industry’s leaders in quality and sustainable production growth with an attractive cash cost profile
●	Further diversifies production and cash flow across a robust portfolio of new producing mines and development projects
●	Increases Eldorado’s presence in the Aegean region, solidifying the company’s position as the dominant operator and developer
●	Increases Eldorado’s gold leverage per share
●	Maintains superior financial strength with growth profile fully funded internally and no impact to Eldorado’s planned dividend payout strategy

Benefits to European Goldfields Shareholders

●	Immediate and attractive premium
●	Expands global operating footprint and balances asset portfolio with the addition of near-term development projects and producing mines, providing immediate exposure to material gold production
●	Eldorado brings proven mine construction, operations and exploration expertise
●	Provides opportunity to participate in a high quality intermediate gold producer and increases exposure to current strong gold price environment
●	Provides opportunity to participate in Eldorado’s strong gold-linked dividend distribution program
●	Increases analytical following and liquidity with broader investor base

Transaction Summary

Under the terms of the Arrangement, each European Goldfields shareholder will receive 0.85 common shares of Eldorado and C$0.0001 in cash per European Goldfields share.  The transaction will be carried out by way of court-approved plan of arrangement and will require approval by at least 66⅔% of the votes cast in person by the shareholders of European Goldfields at a special meeting of European Goldfields shareholders.  The transaction is also subject to obtaining approval by a majority of Eldorado common shareholders at a special meeting of Eldorado shareholders.  In addition to the shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.  It is anticipated that the shareholder meetings will be held in February 2012.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals, mutual break fees and fiduciary-out provisions.  Each of Eldorado and European Goldfields have agreed to pay a termination fee of C$75 million upon the occurrence of certain termination events or an expense fee up to C$30 million upon the occurrence of certain other termination events.  European Goldfields has also agreed to postpone its special meeting of shareholders scheduled for December 22, 2011 to a date following the meetings of Eldorado and European Goldfields shareholders held to approve matters relating to the Arrangement.

Both companies’ Boards of Directors have determined that the proposed transaction is fair and in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors.  Each company’s Board of Directors approved the terms of the proposed Arrangement and recommends that their respective shareholders vote in favour of the business combination.  GMP Securities L.P. and BoA Merrill Lynch have each provided fairness opinions to the Board of Directors of Eldorado.  BMO Capital Markets and Lazard & Co., Limited provided fairness opinions to the Special Committee and to the Board of Directors of European Goldfields.  Each of the directors and senior officers of Eldorado and European Goldfields have entered into voting support agreements and have agreed to vote in favour of the transaction.  Additionally, one of European Goldfields’ largest institutional shareholders, BlackRock Investment Management (UK) Limited who holds 7.3% of the basic shares outstanding, has entered into a lock-up agreement with Eldorado and has also agreed to vote in favour of the Arrangement.

Upon completion of the transaction, the current Eldorado and European Goldfields shareholders will hold approximately 78% and 22% of the combined company, respectively. Full details of the proposed transaction will be included in the management information circulars to be mailed to Eldorado and European Goldfields shareholders in mid-January 2012.

Advisors and Counsel

Eldorado has retained GMP Securities L.P. to act as financial advisor and Borden Ladner Gervais LLP to act as legal advisor.

Conference Call and Webcast

Eldorado will host a conference call and webcast on Monday, December 19 at 10:00 a.m. Eastern time for members of the investment community to discuss the proposed transaction.  The call-in details are as follows:

●	Local and international: (416) 340-2216
●	North American toll-free: (866) 226-1792

A replay of this conference call will be available until December 26, 2011.  The replay numbers are:

●	Local and international: (905) 694-9447
●	North American toll-free: (800) 408-3053
●	Replay passcode: 2138217

A live and archived webcast of the conference call will also be available at www.eldoradogold.com.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions. We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

None of the securities anticipated to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to: (i) Eldorado’s agreement with European Goldfields and the anticipated benefits; (ii) the combined company’s expected growth profile; (iii) the anticipated market capitalization of the combined company; (iv) the combined company’s access to financing; (v) the value and payment of the combined company’s dividends; (vi) the combined company being the dominant gold mining business in the Aegean region; (vii) the profitability of the combined company; and (viii) the completion of the Arrangement.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including, assumptions about the price of commodities, the estimated reserve, resources and production of the combined entity and the impact on the integration of the business on our operations and financial position. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to conclude a transaction, commodity price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2011.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Our Chess Depositary Interests trade on the Australian Securities Exchange (ASX: EAU).

Contact:
Nancy Woo, Vice President Investor Relations
Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: reception@eldoradogold.com